

ANNUAL REPORT: April 25, 2017

TRAVELING SPOON, INC.

Basic Information about the Company and Overview

Traveling Spoon, Inc. is a C Corporation incorporated in the State of Delaware on July 24, 2013. The Company was founded by Aashi Vel and Stephanie Lawrence to be an online marketplace that connects travelers with authentic food experiences around the word.

Traveling Spoon's mission is to make travel more meaningful. The Company wants to provide travelers with exceptional experiences that transform their trips, bringing cultures together through food. The Company does this by hand-picking high quality hosts: home cooks who are passionate about cooking and sharing their cultures with people from around the world. The Company offers travelers private meals, cooking classes and market tours with these personally-selected hosts in over 20 countries around the world. The Company's vision is to change travel and to enable every traveler to have meaningful, memorable experiences with locals, in the locals' homes.

The Company won the University of California Berkeley's Venture Lab Program in 2013, the Dartmouth Entrepreneur Forum, and the 2013 Women's 2.0 People's Choice Award.

Principal Services

The principal service of the company is its online platform through which travelers can book with pre-vetted hosts around the globe who will provide a home-cooked meal, cooking class, or market tour for the travelers. To provide this service, the Company has built a fully automated Ruby on Rails web platform. The platform is web-first, mobile optimized, and fully automates the booking and notification process. Travelers book and pay up-front and receive communications about the booking. Hosts receive notification of the booking and payment. Travelers and hosts can message each other through the platform.

Payment is completed through the platform and is integrated with Stripe and Paypal. Traveling Spoon earns a variable percentage of each online booking.

The Company currently has three full-time employees.

PEOPLE BEHIND THE COMPANY

The below table identifies the principal people with the Company:

Name	Position	Age	Date Elected or Appointed	Fulltime with the Company?
Officers:				
Stephanie Lawrence	Co-CEO	31	July 2013 – Present	Yes
Aashi Vel	Co-CEO	38	July 2013 – Present	Yes
Directors:				
Stephanie Lawrence	Director	31	July 2013 – Present	Yes
Aashi Vel	Director	38	July 2013 – Present	Yes

Stephanie Lawrence is co-founder and co-CEO of Traveling Spoon. She has served in that position since July 2013 at the company's inception. Prior to that, she received her MBA from the UC Berkeley Haas School of Business, where she graduated with honors. Before starting business school Stephanie founded a boutique consulting firm providing strategic development and marketing services to for clients ranging from Alice

Waters and the Chez Panisse Foundation to READ Global, a Gates Foundation non-profit. She has deep experience in and a passion for marketing and changing consumer behavior, as well as extensive experience in the international development sector working with microenterprise organizations. Stephanie holds a BA from Dartmouth College where she graduated cum laude.

Aashi Vel is co-founder and co-CEO of Traveling Spoon. She has served in that position since July 2013 at the company's inception. Prior to that, she received her MBA from the UC Berkeley Haas School of Business. Aashi has 11 years of experience as an industrial design professional for Eclipse PDC and Eleven LLC managing teams of designers and engineers developing life-changing products. Her expertise in user-centered research, and experience in product development enables her to transform consumer insights into marketable products. A patent-holder, Aashi has designed products that have received multiple design and packaging awards. Aashi holds a BA from the Savannah College of Art and Design where she graduated magna cum laude.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

The Company relies on a small management team. The Company depends on the skills and experience of its officers, Stephanie Lawrence and Aashi Vel. Each officer brings a different skill set to the Company. If the Company is not able to call upon one of these officers for any reason, the Company's operations and development could be harmed.

The Company will need to hire additional employees. The Company will need additional developers, marketing, and business development personnel to continue to grow. Hiring additional employees will increase the Company's costs that may not be offset by increased revenues. Additionally, there is no guarantee that the Company will be able to find the right talent to meets its needs.

The Company has not yet established an extensive operating history. Traveling Spoon organized as a company in 2013. Since then, the Company has worked to enlarge its customer base, engage new partners, and recruit hosts in additional countries. There is no guarantee that the Company will be able to maintain and grow its customer base, partnerships, and in-country hosts. Should the Company not be able to grow, its financial results and operations may be negatively impacted.

The Company's financial statements contain a going concern opinion. As identified in its financial statements, the Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, or obtain additional capital financing from investors.

The Company's brand image relies on in-country hosts who are not under the direct control of Traveling Spoon. The Company undertakes a vetting process before any host is allowed to provide services to travelers booking through the Traveling Spoon platform. These hosts are not employees of the Company, and the Company is not monitoring their activities. Should a traveler have a negative experience with a host, that may negatively impact the Traveling Spoon brand and the Company's operations.

The Company could be a target for hacking or information theft. Certain personal and payment information regarding travelers and hosts is provided through the Traveling Spoon platform. Hacking attempts and/or data breaches could lead to material financial losses, reputational damage, and legal expense. Credit card processors could refuse to do business with the Company if it were to receive a large number of chargebacks, which can be triggered by fraudulent use of stolen credit cards. The Company undertakes security audits; it does not store credit card information; it does its best to safeguard its systems and assets, but it cannot guarantee that it will be able to successfully repel all future attempts to defraud the Company or breach customer data.

The Company is particularly vulnerable to economic downturns. In the event of an economic downturn, consumers may decide to forgo in-country experiences during their travel, or forgo travel altogether prior to cutting back on any other goods or services.

The Company is selling convertible notes that will convert into shares or result in payment in limited circumstances, and in certain circumstances only at the option of the Company. These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction, investors will receive a payment of two times their purchase price. This amount is not adjusted for interest and will be the same amount regardless of when the transaction occurs. If there is a qualified equity financing (and only a financing using preferred shares will count for this purpose), the conversion price will be set for conversion into non-voting shares of a to-be-determined class of preferred stock. Only major investors will have their notes converted at this time; notes held by non-major investors will only convert at the sole discretion of the company or in the event of subsequent corporate transaction. Further, the notes convert at a discount of 20%, or based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time conversion, if any, might value the company at an amount well below $6.0 million valuation cap, so you should not view the $6.0 million as being an indication of the company's value. If you choose to invest, you should be prepared for the fact that your notes will never convert and will have no value.

There is no current market for any of the Company's securities. There is no formal marketplace for the resale of securities sold under Regulation CF, and it is unlikely that such a marketplace will ever form. Additionally, there are restrictions on how these securities may be resold for a period of one year following their purchase.

The Company will need to raise additional funds in the future. The Company is still in its development stage and will require additional capital contributions in the future to sustain and grow its operations. When the Company does seek additional capital contributions, there is no guarantee that such funding will be available at the time. Further, if the Company does receive additional capital contributions in the future, the terms of such an offering may not be favorable to the Company, and may result in your investment being worth less than that of future investors.

PRICING & VALUATION

In the event of an equity financing in which the Company issues and sells preferred stock for the purpose of raising capital, the SAFE notes will convert into a series of preferred stock of the company. The number of shares of preferred stock will be determined by the issue price of the SAFE notes and the applicable 20% discount on the conversion shares, or $6,000,000 valuation cap. In the event of a change of control or initial public offering, SAFE note holders will either receive cash for their notes, or common stock.

The Company has not obtained any third-party valuations. The valuation of the Company for this Offering was determined by management. Management based the valuation on industry comparables drawing on similar companies in the consumer marketplace space, as well as on our historic growth and achievements reached since prior financing.

OWNERSHIP AND CAPITAL STRUCTURE
The current owners of 20% or more equity in the Company is reflected in the below table:

Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Aashi Vel	3,060,000 shares of Common Stock	50.5%
Stephanie Lawrence	2,940,000 shares of Common Stock	48.5%

The Company has authorized an Equity Incentive Plan for which 1,944,000 common shares are currently reserved, representing 24.3% of the issuer shares of the Company.

DESCRIPTION OF CLASSES OF SECURITIES OF THE COMPANY

The securities sold in the last three years were SeedInvest Notes, SAFE Notes and Convertible Promissory Notes.

SeedInvest Notes

Traveling Spoon, Inc. offered Crowd Notes to investors in the SeedInvest offering. The Company is in the process of closing the estimated amount of $300,000 from investors on a first-come, first-serve basis through Regulation Crowdfunding. The deadline for the SeedInvest notes was February 10, 2017.

Conversion or cash-out events

In the event of an equity financing in which the Company issues and sells preferred stock for the purpose of raising capital, the SeedInvest notes will convert into a series of preferred stock of the company. The number of shares of preferred stock will be determined by the issue price of the SAFE notes and the applicable 20% discount on the conversion shares, or $6,000,000 valuation cap. In the event of a change of control or initial public offering, SeedInvest note holders will either receive cash for their notes, or common stock.

Preference upon dissolution

Should the Company dissolve or wind-up operations prior to a conversion or cash-out event, SeedInvest note holders will be paid back twice the purchase amount prior to the distribution of assets to other investors or the Company.

SAFE Notes

The Company issued Simple Agreement for Future Equity ("SAFE") Notes in the amount of $660,000 and is authorized to sell up to $1,000,000 of SAFE notes.

Conversion or cash-out events

In the event of an equity financing in which the Company issues and sells preferred stock for the purpose of raising capital, the SAFE notes will convert into a series of preferred stock of the company. The number of shares of preferred stock will be determined by the issue price of the SAFE notes and the applicable 20% discount on the conversion shares, or $6,000,000 valuation cap. In the event of a change of control or initial public offering, SAFE note holders will either receive cash for their notes, or common stock.

Preference upon dissolution

Should the Company dissolve or wind-up operations prior to a conversion or cash-out event, SAFE note holders will be paid back their purchase amount prior to the distribution of assets to other investors or the Company.

Convertible Promissory Notes

The Company has previously issued convertible promissory notes in the principal amount of $870,000. The final close date of this offering was on July 29, 2014. The convertible promissory notes may convert into the Common Stock of the Company. The proceeds of the initial raise were used for technology development, sales channel development, marketing & PR, and host acquisition.

Interest Rate and Maturity

The issued convertible promissory notes of the Company bear an interest rate of 5% and have a maturity date of October 1, 2017.

Conversion terms

Should the Company engage in a Qualified Equity Financing, which is securities offering with its primary purpose of raising capital where the aggregate gross proceeds to the Company equal or exceed $2,000,000, the convertible promissory notes will convert into the Common Stock of the Company. The conversion formula will be based on either a 20% discount to the per share price of the Qualified Equity Financing, or a valuation cap of $3,000,000.

Common Stock

Dividend Rights

Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company's debts and other liabilities.

Rights and Preferences

Holders of the Company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

DILUTION

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

MINORITY OWNERSHIP

Minority holders will have limited rights, if at all, in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

FINANCIAL CONDITION

Traveling Spoon, Inc. began operations in January 2014. The Company did not officially launch its service until the second half of 2015. Traveling Spoon began generating revenue in late 2015 and serves a growing market of travelers looking for unique culinary experiences with local hosts.

Results of Operations

For the year ended December 31, 2016, Traveling Spoon's net revenues were approximately $54,468. As of the same date the year prior, Traveling Spoon generated net revenues of $31,790. To determine the Company's gross profits, costs associated with the host fees, processing fees, and partner commissions are deducted. For the year ended December 31, 2015, the Company's costs of revenues totaled $39,154, for a gross loss of $7,364. The loss stems from the way in which the Company was recording host fees, which has been fixed for 2016.

Since the end of 2015, the Company has improved its cost of revenue to net revenue ratio. Currently, the cost of revenues account for approximately 72% of the Company's net revenues. The remaining 28% is net revenue to the Company to cover its expenses.

The Company's operating expenses consist of engineering and website development, regional management and sales, sales and marketing, and general and administrative expenses. For the year ended December 31, 2016, the Company's total operating expenses totaled were $536,656.

Liquidity and Capital Resources

As of the end of December 2016, the Company had approximately $235,339 in cash on hand, and total assets of $241,840. As of December 31, 2015, the Company had cash on hand of approximately $81,961. The increase in cash on hand was driven by the sale of SAFE notes to investors. As of the date that the Company offered SeedInvest notes, the Company had issued approximately $660,000 in SAFE notes in 2016.

The SeedInvest offering of securities under Regulation CF will expand the Company's available cash resources. At the current burn rate of approximately $35,000 per month, the company will have a runway of approximately 15 months.

Indebtedness

The Company is not subject to any outstanding loans or debts other than those identified its prior offerings of securities.

Recent trends

The Company is not aware of any material changes or trends in the financial condition and results of operations subsequent to the period for which financial statements are provided.

Prior offerings of securities

Since it began its operations in 2014 and issued its common stock to its founders, the Company has engaged in two prior offerings of securities utilizing the exemption provided by Rule 506 of Regulation D.

- The Company raised $870,000 from January 2014 to July 2014 through the sale of its convertible promissory notes to investors including Erik Blachford, George Butterfield, First Round Capital's Dorm Room Fund, the Chennai Angels, and Emily and Anjan Mitra.
- The Company is currently engaging in the sale of its SAFE notes to investors. As of the date of this Offering Memorandum, the Company has issued and sold approximately $660,000 of SAFE notes.

FUTURE PLANS

The Company anticipates using the proceeds from the offering of Crowd Notes in the following approximate percentages:

General and Administrative Expenses	36%
Sales and Marketing	27%
Engineering and Development	24%
Regional Management	5%
Offering Fees and Expenses	8%

Traveling Spoon will be using the funds from the SeedInvest offering towards expanding into new markets, digital advertising and marketing, new partnership and channel opportunities and technology platform improvements.

The above description of the anticipated use of proceeds is not binding on the Company and is merely description of its current intentions. **Traveling Spoon reserves the right to change the above use of proceeds if management believes it is in the best interests of the Company.**

To the Stockholders of
Traveling Spoon, Inc.
San Francisco, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Traveling Spoon, Inc. (the "Company") and its subsidiaries, which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders' equity (deficiency), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Lea Sabado-Higginbotham

San Francisco, CA

April 16, 2017

Lea Sabado-Higginbotham
372 Ritch Street | San Francisco, CA 94107
p: 415.971.4442 f: 415.820.4080

FINANCIAL STATEMENTS
TRAVELING SPOON, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2016 and 2015

	2016	2015
ASSETS		
Current Assets		
Cash and equivalents	235,339	81,961
Receivables	2,905	-
Prepaid Expenses	-	-
Total Current Assets	**238,244**	**81,961**
Non-Current Assets		
Property and equipment, net	647	1,535
Software, net	-	83,196
Intangibles, net	2,949	6,397
Total Non-Current Assets	**3,596**	**91,128**
TOTAL ASSETS	$ **241,840**	$ **173,089**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payables	3,138	12,487
Accrued Liabilities	1,577	6,500
Founder backpay liability	25,000	-
Accrued Interest Payable	-	80,209
Deferred revenue	-	7,943
Convertible notes payable, current portion, net	1,530,033	867,931
Total Current Liabilities	**1,559,748**	**975,070**
Non-Current Liabilities		
Convertible notes payable, net	-	-
Total Non-Current Liabilities	-	-

Total Liabilities	**1,559,748**	**975,070**
Stockholders' Equity		
Common stock, $0.0001 par, 10,000,000 shares authorized, 6,056,000 and 6,040,000 shares issued and outstanding, 4,415,920 and 2,888,773 shares vested as of December 31, 2016 and 2015, all respectively	3,400	606
Additional paid-in capital	3,585	3,539
Accumulated deficit	(1,324,893)	(806,126)
Total Stockholders' Equity	**(1,317,908)**	**(801,981)**
TOTAL LIABILITIES AND EQUITY	**$ 241,840**	**$ 173,089**

FINANCIAL STATEMENTS

TRAVELING SPOON INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
As of December 31, 2016 and 2015

	2016	2015
Revenues, net	54,468	31,790
Cost of revenues	(39,000)	(39,154)
Gross Profit (Loss)	15,469	(7,364)
Operating Expenses:		
General and administrative	175,716	142,646
Compensation and benefits	319,470	303,370
Sales and marketing	41,053	33,202
Depreciation and amortization	417	31,650
Total Operating Expenses	536,656	510,868
Loss from operations	(521,187)	(518,232)
Other Expenses:		
Interest income	6	217
Interest expense	-	(48,466)
Other income (expense)	(637)	-
Total Other Expenses	(630)	(48,249)
Net Loss	**$ (521,817)**	**$ (566,481)**

See accompanying Independent Accountant's Review Report

TRAVELING SPOON, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2016 and 2015 and for the years then ended

FINANCIAL STATEMENTS
TRAVELING SPOON INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY (DEFICIENCY) (UNAUDITED)
As of December 31, 2016 and 2015

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Stockholders' Equity (Deficiency)
	Shares	Amount			
Balance at December 31, 2014	6,040,000	$604	$3,381 -	264,645	-260,660
Issuance of restricted stock	16,000	2	158		160
Net loss				-566,481	-566,481
Balance at December 31, 2015	6,056,000	606	3,539	-831,126	-826,981
Issuance of restricted stock	340,000	$34	$3,366.00		
Net loss				(521,818)	(521,818)
Balance at December 31, 2016	6,396,000	640	6,905	(1,324,893)	(1,317,908)

FINANCIAL STATEMENTS
TRAVELING SPOON INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
As of December 31, 2016 and 2015

	2016	2015
Cash Flows from Operating Activities		
Net Loss	(521,818)	(566,481)
Adjustments to reconcile net loss to net cash used		
in operating activities:		
Depreciation and amortization	417	31,650
Amortization of deferred financing costs	-	4,966
Changes in operating assets and liabilities:		
Change in receivables	-	25,000
Change in prepaid expense	-	16,237
Change in payables and accrued expenses	(12,323)	8,977
Change in deferred revenue	-	4,185
Change in accrued backpay liability	25,000	25,000
Change in accrued interest	-	43,500
Net Cash Used in Operating Activities	(508,724)	(406,966)
Cash Flows from Investing Activities		
Purchases of property and equipment	-	(1,850)
Capitalized website development costs	-	(52,431)
Capitalization of intangible assets	-	-
Net Cash Used in Investing Activities	-	(54,281)
Cash Flows from Financing Activities		
Borrowings on convertible note, net of costs	662,102	-
Repayment of short-term note payable	-	-
Issuance of restricted stock	-	160
Net Cash Provided by Financing Activities	662,102	160
Net Change in Cash	153,378	(461,087)
Cash at Beginning of Period	81,961	543,048
Cash at End of Period	235,339	81,961
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ -	$ -

See accompanying Independent Accountant's Review Report

TRAVELING SPOON, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2016 and 2015 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Traveling Spoon, Inc. (the "Company"), is a corporation organized July 23, 2013 under the laws of Delaware. The Company enables travelers to experience local cuisine by connecting them to local hosts around the world.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company adopted the calendar year as its basis of reporting.

The Company has elected to adopt early application of Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements; the Company does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2016 and 2015, the Company had cash balances exceeding FDIC insured limits by $0 and $241,840, respectively.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has no accounts receivable balances as of December 31, 2016 or 2015.

Prepaid Expenses

During the course of business, the Company occasionally pays in advance for services to be rendered in future periods. The Company accounts for the portion attributable to future periods as prepaid expenses and recognizes the expense as incurred. As of December 31, 2016 and 2015, the Company's prepaid expenses remained at $0.

TRAVELING SPOON, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2016 and 2015 and for the years then ended

Capital Assets

Property, equipment, and software are recorded at cost when purchased and at standard cost when internally developed. Depreciation/amortization is recorded for property, equipment, and software using the straight-line method over the estimated useful lives of assets. Depreciation on internally developed equipment is recorded using straight-line method over the expected life of the asset. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at December 31, 2016 and 2015 consist of software with 3 year lives and property and equipment with 3-5 year lives.

Depreciation and amortization charges on property, equipment, and software totaled $417 and $31,650 for the years ended December 31, 2016 and 2015, respectively. Capital assets as of December 31, 2016 and 2015 consisted of the following:

	2016	2015
Furniture and equipment, at cost	$1,850	$1,850
Less: accumulated depreciation	-1,019	-315
Property and equipment, net	$831	$1,535
Software (website and related), at cost	$122,784	$119,150
Less: accumulated amortization	-44,140	-35,954
Software, net	$78,644	$83,196
Patent costs	$1,950	$1,950
License fees	5,000	5,000
Intangibles, at cost	6,950	6,950
Less: accumulated amortization	-3,769	-553
Intangibles, net	$3,181	$6,397

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally collected ahead of services, and therefore deferred revenues are recorded until the revenue recognition criteria is completed.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognize as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

NOTE 3: STOCKHOLDERS' EQUITY (DEFICIENCY)

The Company has authorized 10,000,000 shares of $0.0001 par value common stock and currently carries no other classes of stock.

On July 31, 2013, the Company issued 3,060,000 restricted shares of common stock to one founder for $500 cash and 2,940,000 restricted shares of common stock to the other founder for $500 cash. Both issuances effectively began vesting on January 1, 2013. The vesting schedule calls for 25% vesting after one year (or, January 1, 2014) and 2.084% of shares to vest each month thereafter. Unvested shares are subject to repurchase in the event of termination of services with the Company (as defined in the agreement) at a price per share of $0.001.

In July 2014, the Company issued 40,000 common shares for $400 through the 2014 Equity Incentive Plan. Under this restricted stock purchase agreement, vesting began on April 15, 2014 and shares vest monthly for 24 months at a rate of 1/24 of total shares per month. Unvested shares are subject to repurchase in the event of termination of services with the Company (as defined in the agreement) at a price per share of $0.01.

In February 2015, the Company issued 16,000 common shares for $160 to another party under the 2014 Equity Incentive Plan. Under this restricted stock purchase agreement, vesting began on February 21, 2015 and shares vest monthly for 24 months at a rate of 1/24 of total shares per month. Unvested shares are subject to repurchase in the event of termination of services with the Company (as defined in the agreement) at a price per share of $0.01.

The Company has reserved 2,000,000 shares of its common stock pursuant to the 2014 Equity Incentive Plan, which allows for grants and special purchase rights of common stock to incentivize employees and service providers who benefit the Company. Summarized plan activities are as follows:

	2016	2015
Total authorized shares	2,000,000	2,000,000
Issued	(396,000)	(56,000)
Less: forfeited back to plan	-	-
Available for issuance	1,604,000	1,944,000

TRAVELING SPOON, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2016 and 2015 and for the years then ended

The following is a summary of all vesting activities pertaining to the founders' restricted shares and those issued under the incentive plan:

	Founders	Equity Incentive Plan
Restricted shares issued in 2013	6,000,000	-
Shares vested during 2013	-	-
Unvested shares, 12/31/2013	6,000,000	-
Restricted shares issued in 2014	-	40,000
Shares vested during 2014	(2,875,439)	(16,666)
Unvested shares, 12/31/2014	3,124,561	23,334
Restricted shares issued in 2015	-	16,000
Shares vested during 2015	(1,500,480)	(26,666)
Unvested shares, 12/31/2015	1,624,081	16,001
Restricted shares issued in 2016	-	340,000
Shares vested during 2016	(1,500,481)	(73,384)
Unvested shares, 12/31/2016	123,600	278,834

Remaining unvested shares will vest as follows:		
2017 (and future years)*	123,600	278,834
Total unvested shares (as of 12/31/2016)	123,600	278,834

*Includes any unvested shares that have been subsequently repurchased in connection with cessation of service provider's relationship with the Company.

As of December 31, 2016 and 2015, all stockholders held restricted stock, of which 5,993,566 and 4,419,251 shares had vested, respectively.

As of December 31, 2016 and 2015, totals of 6,396,000 and 6,056,000 shares of common stock were issued and outstanding, respectively.

NOTE 4: CONVERTIBLE NOTES PAYABLE

Between January 2014 and December 2016, the Company issued convertible notes ranging from $20,000 to $200,000 and totaling $1,530,033 to individuals and trusts. These convertible notes call for an interest rate of 5% per annum and mature at the earliest of (a) more than 50% change in voting control, (b) 24 months from the date of execution or (c) equity financing of at least $2 million.

In the event that the qualifying equity financing (defined as an equity financing of $2,000,000 or greater) occurs, all notes will mandatorily convert to shares of the stock issued in the financing event. Principal and accrued interest will convert to shares at the lower of (a) 80% of the share price other purchasers pay or (b) 100% of the share price other purchasers pay if the pre-financing value of the Company is less than $3 million.

The Company determined that these notes contained a beneficial conversion feature contingent upon a future event due to the discounted conversion provision of the automatic conversion feature. Following FASB ASC 470-20, the Company determined the intrinsic value of the conversion features on these convertible notes based on the issuance date fair value of the Company's stock and the 20% conversion discount, which will be recognized if and upon conversion.

The Company incurred direct costs of $0 related to the issuance of these convertible notes. Pursuant to the guidance that FASB ASC 835-30-45-3 provides, the Company has classified these costs as deferred financing costs, which offset the notes payable as a discount and amortize over the 24-month life of the notes. Amortization, which the Company charged to interest expense, totaled $2,069 for the years ended December 31, 2016 and 2015, respectively. As of December 31, 2016 and 2015, the net liabilities associated with these convertible notes consisted of the following:

	2016	2015
Convertible notes payable	$ 1,530,033	$ 870,000
Deferred financing costs discount	(2,069)	(2,069)
Convertible notes payable, net	$ 1,527,964	$ 871,931

As of December 31, 2016 and 2015, respectively, none of the convertible notes payable had been converted and all remained outstanding in their full principal amount. Accrued interest related to these notes totaled $0 and $80,209 as of December 31, 2016 and 2015, respectively, and interest expense was $0 and $43,500 for the years then ended, respectively. In March 2016, the noteholders agreed to extend the maturity on the convertible notes payable to October 2017.

NOTE 5: INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company has deferred tax assets related to its net operating loss carryforwards and from temporary differences between book and tax income due to its filing tax returns on the cash basis. The Company assessed the need for a valuation allowance against its net deferred tax assets of $0 and $308,122 and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2016 and 2015, cumulative losses through December 31, 2016, and no history of generating taxable income. Therefore, full valuation allowances of $0 and $308,122 were recorded as of December 31, 2016 and 2015, respectively. Accordingly, no provision for income taxes has been recognized for the years ended December 31, 2016, and 2015. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimates to be 39.8%.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2016, and 2015, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $518,579 and $299,078, which may be carried forward and will expire if not used between 2033 and 2035 in varying amounts. Such amounts have been fully reserved in the valuation allowance discussed above.

NOTE 6: RELATED PARTY TRANSACTIONS

The Company's two co-founders deferred payment of a portion of their 2016 salaries to satisfy cash flow needs of the Company. The combined amount due to the two founders as of December 31, 2016 was $25,000.

NOTE 7: LEASE OBLIGATIONS

The Company leases office space from one of the founders on a month-to-month basis at a rate of approximately $1,500 per month. Lease expense for the years ended December 31, 2016 and 2015 totaled $16,500 and $16,315, respectively.

NOTE 8: OTHER INCOME

None.

NOTE 9: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 10: RECENT ACCOUNTING PRONOUNCEMENTS

In June 2014, the FASB issued Accounting Standards Update (ASU) 2014-10 which eliminated the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and stockholders' equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. This ASU is effective for annual reporting periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. Early application is permitted for any annual reporting period or interim period for which the entity's financial statements have not yet been issued. Upon adoption, entities will no longer present or disclose any information required by Topic 915. The Company has early adopted the new standard effective immediately.

In August 2014, the FASB issued ASU 2014-15 on "Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern". Currently, there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term *substantial doubt,* (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. Early adoption is permitted. The Company has not elected to early adopt this pronouncement.

In April 2015, the FASB issued ASU No. 2015-05 on "Intangibles-Goodwill and Other-Internal-Use Software." The pronouncement provides criteria for customers in a cloud computing arrangement to use to determine whether the arrangement includes a license of software. The criteria are based on existing guidance for cloud service providers. It is effective for reporting periods beginning after December 15, 2015. Management is assessing the impact of this pronouncement on our financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 11: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has sustained recurring net losses of $518,579 and $566,481 for the years ended December 31, 2016 and 2015, respectively, has an accumulated deficit of $1,330,414 as of December 31, 2016, and current liabilities exceed current assets by $1,317,908 as of December 31, 2016. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations and/or to obtain additional capital financing from its stockholders and/or third parties. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 12: SUBSEQUENT EVENTS

SAFE Agreements

Between February and May 2016, the Company entered into SAFE agreements (Simple Agreement for Future Equity) totaling $660,000 in exchange for payments ranging from $10,000 to $100,000 from various individuals and trusts. The SAFE agreements have no maturity date and bear no interest. The agreements provide the investors with rights to future equity in the Company under the terms of the agreements. The SAFE agreements become convertible into shares of the Company's preferred stock at a 20% discount to the offering price per share, subject to a valuation cap of $6,000,000 on the fully diluted capitalization of the Company, in the event of a qualified equity financing, which the agreements define as any transaction or series of transactions in which the Company issues preferred stock at a fixed pre-money valuation with the purpose of raising capital.

Other events that would trigger termination of the agreements include liquidity and dissolution. If there is a liquidity event the investors, at their option, will either receive a cash payment equal to the remaining unpaid purchase amount divided by the liquidity price, or automatically receive from the Company the number of shares of common stock equal to the purchase amount divided by the fair market value of the common stock at the time of the liquidity event. In the event of a dissolution, the Company would pay the investors the purchase amount immediately before or concurrent with the dissolution process.

Convertible Note Extensions

In March 2016, the convertible noteholders described in Note 4 agreed to extend the maturity dates on the convertible notes payable to October 2017.

Issuances of Common Stock

On November 1, 2016, the Company issued 20,000 shares of common stock at $0.01 per share, providing proceeds of $200 under a restricted stock purchase agreement. The terms of this agreement stipulate a vesting schedule on these shares.

On November 2, 2016, the Company issued 320,000 shares of common stock at $0.01 per share, providing proceeds of $3,200 under a restricted stock purchase agreement. The terms of this agreement stipulate a vesting schedule on these shares.

Management's Evaluation

Management has evaluated subsequent events through December 31, 2016, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

On going Reporting Compliance

The company has not previously failed to comply with the requirements of Rule 202.

Annual Report Location

The annual report can be found in the footer on the Traveling Spoon website. Here is a link to the report on the website: https://www.travelingspoon.com/annual-report.pdf

The annual report will be available on April 28, 2017.